United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-           .)

Press Release

Signature Page

Press Release
CVRD US$ 500 million revolving credit line
Rio de Janeiro, May 23, 2006 — Companhia Vale do Rio Doce (CVRD) announces the contract involving a US$ 500 million revolving credit line with a five years maturity. The facility fee is 0.09% p.a. and in the case of utilization the interest rate will be equal to Libor plus 0.235% p.a.
The revolving credit line was arranged by a bank syndicate led by HSBC and Citigroup, which includes ABN Amro N.V., Bradesco, BankBoston N.A., Calyon, Deutsche Bank, Dresdner Bank, Export Development Canada-EDC, ING Bank N.V., Istituto Bancario San Paolo, JP Morgan Chase, Mizuho Bank, Santander, Standard Chartered Bank, Tokyo Mitsubishi and WestLB AG. The amount of lines offered equals to approximately two and a half the volume originally demanded by CVRD.
The transaction was structured in such a way as not to have any restriction related to sovereign risk on the disbursement of this credit line.
The revolving credit line adds to the US$ 650 million committed bank lines obtained by the Company in 2005, representing the availability of significant liquidity, contributing to improve its risk perception.
Unlike the committed bank facility, which has a two year utilization period and a two year term for amortization, the revolving credit line can be used at any time, for a longer period, five years, and with a lower cost, conditions that are derived from a better risk assessment by the world financial markets and from the recent raising of CVRD rating by Standard & Poor’s to BBB+.
The access to an inventory of credit lines — committed and revolving — of US$ 1.15 billion enhances CVRD liquidity and allows a more efficient cash management, being consistent with its strategic focus on cost of capital reduction.
For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br +55-21-3814-4353
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: May 24, 2006	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations